UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pyxis Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

747324101
(CUSIP Number)

Pamela Connealy
Pyxis Oncology, Inc.
35 CambridgePark Drive
Cambridge, MA, 02140
(617) 351-2575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 747324101	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
Lara Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,466,895 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,466,895 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,466,895 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
AF

(1)
This amount includes: (i) 2,014,575 Shares (as defined herein) that are obtainable upon exercise of options; (ii) 1,176,118 Shares obtainable upon vesting of RSUs (as defined herein); and (iv) 95,684 Shares obtainable upon vesting of RSUs to be granted to the Reporting Person effective January 3, 2023.

(2)
Calculation is based on the sum of (i) 32,817,062 Shares outstanding as of May 13, 2022, as reported in the Issuer’s Form 10-Q filed on May 13, 2022, plus (ii) the 2,014,575 Shares issuable upon exercise of options granted to the Reporting Person, (iii) the 1,176,118 Shares issuable upon vesting of RSUs granted to the Reporting Person, and (iv) the 95,684 Shares issuable upon vesting of RSUs to be granted to the Reporting Person effective January 3, 2023, each of (ii), (iii) and (iv) of which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP NO. 747324101	Page 3 of 4 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Pyxis Oncology, Inc. (the “Issuer”), whose principal executive offices are located at 35 CambridgePark Drive, Cambridge, Massachusetts 02140. This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As described more fully in Item 5(c) to this Amendment No. 1, in connection with her role as Chief Executive Officer of the Issuer, the Reporting Person has been granted an aggregate 1,153,531 shares of restricted stock units (“RSUs”) since the filing of the Original Schedule 13D, for no additional consideration.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,466,895 Shares, representing approximately 9.6% of the total number of Shares outstanding. This amount includes: (i) an aggregate 2,014,575 Shares obtainable upon exercise of options, certain of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date; (ii) 1,176,118 Shares obtainable upon vesting of RSUs, all of which are subject to vesting upon the Reporting Person's continued employment through the applicable vesting date; and (iv) 95,684 Shares obtainable upon vesting of RSUs to be granted to the Reporting Person effective January 3, 2023.

The foregoing beneficial ownership percentage is based on the sum of (i) 32,817,062 Shares outstanding as of May 13, 2022, as reported in the Issuer’s Form 10-Q filed on May 13, 2022, plus (ii) the 2,014,575 Shares issuable upon exercise of options granted to the Reporting Person, (iii) the 1,176,118 Shares issuable upon vesting of RSUs granted to the Reporting Person, and (iv) the 95,684 Shares issuable upon vesting of RSUs to be granted to the Reporting Person effective January 3, 2023, each of (ii), (iii) and (iv) of which have been added to the total Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) On March 31, 2022, the Reporting Person was granted 742,574 RSUs for no additional consideration, which vest over a four-year period, with 25% vesting on the first anniversary of the grant date, and the remaining 75% vesting in 12 substantially-equal quarterly installments thereafter, subject to the Reporting Person's continued employment through the applicable vesting date. On April 14, 2022, the Reporting Person was granted 315,273 RSUs for no additional consideration, all of which vest on April 13, 2023, subject to the Reporting Person's continued employment through the vesting date.  On April 14, 2022, the Compensation Committee of the Issuer’s board of directors also approved a grant to the Reporting Person, effective January 3, 2023, of an additional 95,684 RSUs that vest on April 13, 2023, subject to the Reporting Person's continued employment through the grant and vesting date.

CUSIP NO. 747324101	Page 4 of 4 Pages
 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Lara Sullivan
Lara Sullivan, M.D.
Chief Executive Officer

May 23, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001)